650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

May 3, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Lyn Shenk
Jeffrey Sears

Re:	Telenav, Inc.
Form 10-K for Fiscal Year Ended June 30, 2012
Filed September 7, 2012
Form 10-Q for Fiscal Quarter Ended December 31, 2012
Filed February 8, 2013
File No. 001-34720

Ladies and Gentlemen:

Telenav, Inc. (“Telenav” or the “Company”) is submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 19, 2013 (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K for fiscal year ended June 30, 2012 (the “Form 10-K”) and the Quarterly Report on Form 10-Q for fiscal quarter ended December 31, 2012 (the “Form 10-Q”). For your convenience, we have repeated your comments below in bold italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

Form 10-K for Fiscal Year Ended June 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of our results of operations

Sources of revenue, page 51

1.	Please refer to the disclosure regarding the July 2012 amendment to your contract with Sprint (i.e., on page 52). We note that (A) Sprint is not obligated to continue bundling your navigation services after June 30, 2013 and (B) if Sprint were to continue to bundle your navigation services subsequent to this date, you may not receive meaningful compensation for such distribution of your services. Based upon these disclosures, it appears that Sprint may have the option to continue to bundle your services subsequent to June 30, 2013; however, the amount or manner in which you

Securities and Exchange Commission

Re: Telenav, Inc.

May 3, 2013

are compensated for the bundling of your services may change after that date. If this is accurate, please tell us and disclose the basis upon which you will be compensated for any services that may be bundled with Sprint’s offerings after June 30, 2013 and explain how the revised compensation structure differs from the “fixed-fee” structure under which the Sprint contract currently operates.

As the Company disclosed in its Form 8-K dated April 25, 2013, the Company and Sprint agreed to extend the fixed fee arrangement related to the Company’s bundled services for an additional fee of $3.6 million through September 30, 2013. This amendment, and the related accounting treatment, is similar to the July 2012 amendment with Sprint as the Company previously disclosed in its Form 10-K for the fiscal year ended June 30, 2012. As a result, the Company will recognize revenue from the period of April 1, 2013 through September 30, 2013 on a ratable basis. Consequently, some revenue the Company would have recognized in the fourth fiscal quarter of 2013 will be recognized in the first fiscal quarter of 2014. As a result, Sprint bundle revenue for the fiscal fourth quarter 2013 and fiscal first quarter 2014 will be approximately $5.5 million for each quarter.

Under the Company’s current agreement with Sprint as amended, Sprint does not have the option to continue to bundle the Company’s navigation services subsequent to September 30, 2013, and the Company does not have any obligation to provide such services. If Sprint were to continue to bundle the Company’s navigation services, both parties would be required to execute a new agreement for which pricing would be separately negotiated. From October 1, 2013 forward, the Company’s current agreement with Sprint provides that the Company will be compensated on a revenue sharing basis for monthly or annual recurring revenue customers (subscribers who take action to purchase the service) and both parties will be entitled to share in advertising revenue provided to such customers. The Company does not intend to provide bundled services to Sprint subscribers without any compensation and will provide such disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

Liquidity and capital resources

Net cash provided by operating activities, page 64

2.

Please refer to your disclosure regarding the net cash provided by operating activities for fiscal years 2012, 2011, and 2010. We note that your analysis of these cash flows primarily consists of quantification of net income, quantification of certain non-cash expenses, and quantification of the net change in operating assets and liabilities for each of the respective years. However, you have not provided any further analysis of the factors contributing to and/or reasons for the material changes in the reported net cash provided by operating activities. In this regard, we believe that you should expand your disclosure to cite, quantify, and analyze the specific items and/or factors that have contributed thereto. Please note that references to (A) your results of operations recorded on an accrual basis and (B) the changes in specific working capital line items presented on your balance sheets may not provide a sufficient basis for a reader to

Securities and Exchange Commission

Re: Telenav, Inc.

May 3, 2013

analyze the change in the amount of cash provided by or used in operating activities. Therefore, please consider whether it would be appropriate to accompany any such references that may be included in your expanded disclosure with additional narrative disclosure that explains the reasons therefor. For example, for purposes of your comparative analysis of cash provided by operating activities for fiscal years 2012 and 2011, we believe that it would be appropriate for you to discuss (a) the timing and nature of cash receipts that resulted in the recognition of a significant deferred revenue balance at June 30, 2011, (b) the subsequent recognition of the deferred amounts as revenue during fiscal year 2012, (c) the reasons why a significantly smaller deferred revenue balance was reported at June 30, 2012, and (d) the underlying reasons for any material differences between the timing of cash receipts and subsequent recognition for the comparable periods. For further guidance, please refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp/33- 8350.htm. Please provide your proposed expanded disclosure as part of your response.

Pursuant to a request for confidential treatment of supplemental materials, the Company is providing disclosures responsive to the Staff’s comment which will be included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and significant accounting policies

Revenue recognition, page F-8

3.

Per your disclosure, you derive revenue from the delivery of customized software, as well as from royalties earned in connection with the distribution of this customized software in certain automotive navigation applications. In this regard, we note that you generally recognize the software customization revenue related to your on-board navigation solutions using the completed contract method, under which revenue is recognized upon delivery to and acceptance by the automobile manufacturer. Royalty revenue appears to be subsequently recognized as the software is reproduced and installed in vehicles, assuming that all other conditions for revenue recognitions have been met. Given the observations noted above, please tell us how you have determined that the delivery of the customized software and the subsequent installation of the customized software in automobiles (A) reflect the completion of separate earnings processes by you and (B) should result in separate revenue recognition periods. In this regard, your response should explain whether or not you are actively involved with the

Securities and Exchange Commission

Re: Telenav, Inc.

May 3, 2013

reproduction and/or installation of the on-board navigation software after it has been delivered, as well as your specific role in this process. In addition, please explain, in detail, what consideration was given to FASB ASC 985-605-25-24, in determining the appropriate method and timing of revenue recognition. Lastly, tell us the total amount of revenue that you recognized (A) in connection with the delivery of software and (B) as software royalties, for each of the last three fiscal years, as well as for the most recently completed interim reporting period.

The Company advises the Staff that it recognizes software customization revenue using the completed contract method under FASB ASC 605-25-25 when the software is delivered and accepted by the customer, and all other criteria for revenue recognition have been met. Payment of the software customization fee is due and payable on delivery and acceptance by the customer of the master copy of the licensed software and it is not contingent on whether the customer reproduces and installs the navigation software into its vehicles. Once the software is delivered, the Company provides its customers with the right to reproduce copies of the licensed software at a specified price per copy, which is fixed at the inception of the arrangement. The Company has no involvement or control over the process of reproduction or subsequent installation of the customized software as this process is solely controlled by the customer. Any royalties received by the Company subsequent to its delivery of the software to the customer is contingent on whether the customer reproduces copies of the navigation software, and are based on routine reporting from the customer that details the number of copies reproduced. The Company recognizes revenue related to these royalties as copies of the software are reproduced, assuming all other criteria for revenue recognition have been met. The software customization fee is fixed under the terms of the arrangement and is due and payable upon the delivery and acceptance by the customer of the navigation software, regardless of whether copies of the licensed software are reproduced or installed in vehicles. Receipt of royalties is contingent on whether the licensed software is reproduced and installed in vehicles, and the Company has determined that each of these activities reflect the completion of separate earning processes and should result in separate revenue recognition periods as described above. The Company has considered the guidance in FASB ASC 985-605-25-24 in determining the appropriate method and timing of revenue recognition, and as noted, the consideration received for the delivery of the customized software to the customer is fixed and not a function of the number of copies reproduced by the customer. Separately, royalties related to the reproduction of our software by the customer are recognized as copies are reproduced assuming all other revenue recognition criteria are met.

Telenav recognized revenue in connection with the delivery of software and software royalties for last three fiscal years ended June 30 and for the six months ended December 31, 2012 as follows:

Securities and Exchange Commission

Re: Telenav, Inc.

May 3, 2013

	Fiscal Years Ended June 30,			Six Months Ended December 31,
	2012	2011	2010	2012
	(in thousands)
Revenues
Delivery of Software	$1,511	$969	$—	$1,288
Software Royalties	$22,418	$9,782	$—	$22,101

Note 6. Commitments and Contingencies

Contingencies, page F-18

4.	A large portion of your disclosure is dedicated to providing the history of the legal proceedings in various cases in which you are involved, including the dates of various motions, appeals, and hearings. In addition, your disclosure includes a significant amount of legalese, including statements such as: “inter partes reexamination,” “motion for leave to amend,” “non-final first office action,” “stipulation and proposed order to vacate case schedule to focus on early dispositive motions,” and “quantum meruit.” We believe your disclosure would be more useful to investors if it was focused on describing the current status of the cases, in plain English, rather than on the history of legal proceedings. Please revise as appropriate.

Pursuant to a request for confidential treatment of supplemental materials, the Company is providing a copy of its proposed disclosure regarding legal proceedings for its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 which disclosure responds to the Staff’s comments.

Form 10-Q for Fiscal Quarter Ended December 31, 2012

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 1. Summary of business and significant accounting policies

Description of Business, page 5

5.

Since the first quarter of fiscal year 2013, the revenue and costs of revenue attributable to your products and your services have been presented separately on the face of your statements of operations. Based upon the revenue and cost of revenue amounts that have been reported, as well as disclosures elsewhere in your filing, it appears that your products and services may be expected to realize different long-term gross margins.

Securities and Exchange Commission

Re: Telenav, Inc.

May 3, 2013

Furthermore, certain of your risk factor disclosures (e.g., on page 19 of your Form 10-K) suggest that your primary products (i.e., automotive navigation products) and your primary services (i.e., LBS services) may have substantially different design and sales cycles. In this regard, it appears that your product and service offerings may require different resource planning and allocation strategies.

As it appears that both your product operations and service operations could meet the definition of an operating segment – that is, as described at FASB ASC 280-10-50-1 – please tell us how you have determined that you continue operate as a single reportable segment. Your response should specifically explain whether or not you believe that your business is comprised of more than one operating segment and, if so, why you believe that your operating segments meet the aggregation criteria outlined in FASB ASC 280- 10-50-11. As part of your response, please also tell us whether your chief operating decision maker reviews any performance measures beyond gross margin for purposes of evaluating the performance of your products and services.

In response to the Staff’s comment, the Company advises the Staff that it has reviewed ASC 280, Segment Information. Per ASC 280-10-50-1, “An operating segment is a component of a public entity that has all of the following characteristics:

•	It engages in business activities from which it may earn revenues and incur expenses.
•	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
•	Its discrete financial information is available.”

The Company has reported its product and service revenue and cost of revenue with separate presentations on our income statement as these revenues have differing characteristics (S-X 210.5-03b). “Product revenue” is comprised of the delivery of customized software, and “Services revenue” is comprised of our LBS and advertising services. Although we have presented these revenues and cost of revenues separately for financial reporting purposes, the Company’s Chief Operating Decision Maker (CODM), HP Jin, the Company’s CEO, does not regularly review financial results by “products” and “services” as disclosed in the Company’s filings, nor does he make allocation decisions using this data.

The Company generally views its service offerings, whether for its automotive navigation or other LBS customers, as integrated. For example, the Company’s product and service offerings are derived from the same underlying technology base, which is its navigation technology and uses the same service platform. The skill sets and knowhow of the Company’s engineering workforce which design and develop our navigation technology are fungible across its product and service offerings. In fact, the technology being developed by the Company for its next generation of automotive navigation products is entirely integrated with the Company’s LBS services and is dependent on its broad availability and

Securities and Exchange Commission

Re: Telenav, Inc.

May 3, 2013

distribution across carrier networks. As such, we do not have reliable performance measures beyond gross margin.

Further, members of our Business Development team may sell to both types of customers. All other functions within the Company, namely IT support, Marketing, Human Resources, Legal, Accounting and Finance are performed at the corporate level and are shared amongst both product and service offerings.

The Company’s CEO typically reviews revenue by customer and gross margins of its automotive product and LBS service offerings separately. However, the allocation of resources, mainly headcount, is determined on a consolidated basis by functional area (Engineering, Marketing, G&A, etc.). Therefore, the Company has concluded that it operates in only one operating segment based upon the guidance in ASC 280-10-50-1.

Note 5. Commitments and Contingencies

Contingencies, page 10

6.	Please refer to your disclosure regarding the complaint that Vehicle IP, LLC filed in the U.S. District Court for the District of Delaware on December 31, 2009. We note that both Verizon Wireless and AT&T appear to have sought indemnification or defense of the litigation by you, based upon their statuses as co-defendants. While you have explicitly disclosed that you are defending the case on behalf of AT&T, you do not disclose whether you plan to indemnify or defend the case on behalf of Verizon. Please revise your disclosure, accordingly. In addition, please tell us and disclose the impact that the “Motion” granted by the court on November 27, 2012 is expected to have on the disposition/resolution of this matter. In this regard, it appears that the Court’s action related to early case-dispositive “Motions for Summary Judgment of Noninfringement.” However, it appears that (A) this legal matter was further “stayed” until May 27, 2013 and (B) you remain unable to estimate the effects of this legal matter on your financial condition, results of operations, and/or cash flows.

Pursuant to a request for confidential treatment of supplemental materials, the Company is providing a revised disclosure regarding its legal proceeding with Vehicle IP, LLC which will be included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

Note 10. Acquisition, page 15

7.

We note that the acquisition of Local Merchant Services, Inc. (i.e., ThinkNear) resulted in the recognition of approximately $12.7 million in goodwill. Please tell us whether or not you have identified more than one reporting unit to which acquired assets – that is, including goodwill – will be assigned. If so, please also tell us the

Securities and Exchange Commission

Re: Telenav, Inc.

May 3, 2013

specific reporting unit(s) to which you plan to assign the goodwill, as well as the acquired developed technology, attributable to this acquisition.

The Company advises the Staff that the Company has assigned goodwill and other acquired assets to a single reporting unit which is the same as our single operating segment. The Company advises the Staff that we have reviewed ASC 350-20-35-34 which requires the Company to determine if there are any components of its operating segment if the component: “constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.” The acquisition of ThinkNear, which produces hyper-local mobile advertising, is being integrated into the Company as part of its existing advertising services. As such, discrete financial information outside of revenue and gross margins is not available. The Company’s CODM and segment management do not make resource decisions based on using any financial data beyond revenue and gross margin information. Allocation of resources, mainly headcount, is determined on a functional basis by department within the Company.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 16

8.	We note that the total service revenue reported for the three and six months ended December 31, 2012 decreased significantly relative to the amounts reported for the comparable periods of prior year. We also note that revenues generated from the services that you offer are expected to continue to decline in future reporting periods. Finally, we note that “cost of revenue” attributable to services did not decline in connection with the decreases in reported service revenue. Given the observations noted above, we believe that it may be appropriate for you to expand the disclosure in the “Overview” section of MD&A to discuss the extent to which you expect to be able to reduce the costs attributable to your service offerings, in order to partially or fully offset the anticipated decline in the respective revenue. Please revise your disclosure accordingly, or advise.

Pursuant to a request for confidential treatment of supplemental materials, the Company is providing disclosures responsive to the Staff’s comments which will be included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

Results of Operations

Additional Key Metrics, page 23

9.	We note that you have disclosed the total number of “end users” as of the periods ended December 31, 2012 and December 31, 2011. However, you do not separately

Securities and Exchange Commission

Re: Telenav, Inc.

May 3, 2013

quantify “paying end users as of period end” and “freemium offering end users as of period end,” similar to the disclosure provided on page 59 of your fiscal year 2012 Form 10-K. In this regard, we believe that your disclosure would be significantly enhanced if you continued to separately disclose the number of paying end users at the end of each reporting period, as (A) doing so will provide relevant information regarding the impact that the growth in “freemium” subscribers, recent declines in the number of paying AT&T and T-Mobile subscribers, and changes to/trends in the mobile navigation market (e.g., changes to service offerings, market conditions, etc.) have had on the total number of paying end users, if any, and (B) changes in the number of paying end users would appear to be more directly correlated with the changes in your reported revenue. Furthermore, if your disclosure of paying end users has historically included Sprint subscribers who are offered your services under the Sprint “fixed fee” arrangement, we believe that it also may be appropriate for the total number of these end users to be disclosed separately – particularly, as incremental increases in the total number of end users covered under this contract structure may not result in the recognition of additional revenue. Please revise your disclosure in all future filings.

As we communicated in our prepared remarks in our earnings call of January 31, 2013 for the three months ended December 31, 2012, the Company reported the following information with respect to subscriber end user metrics:

“Total subscribers for December 2012 were 33.7 million, down from 34.3 million for September 2012. Beginning next quarter, we will no longer provide our number of total paid and freemium subscribers as we do not believe it provides a meaningful measure of our business, as revenue from our strategic growth and international areas exceed more than 50% of total revenue. This subscriber metric is no longer indicative of the status of the overall business. For example, we have access to over 8 billion impressions from tens of millions of unique users through our Scout Advertising platform alone. Also, the number of auto navigation units sold is approaching one million in number. Both are not accounted for in the total number of subscribers. In the future, we will look to provide you with more meaningful measures of our business.”

Given the differing revenue attributes across products, carriers, and geographic regions from which the Company derives its revenue (fixed fee per unit, revenue share per unit, and fixed fee per bundled offering (i.e. the Sprint bundles), advertising and premium upsell on free products), the Company concluded that the metric of paid and freemium end users which it had previously disclosed no longer provided meaningful guidance to investors related to the health of the business either as to premium and carrier revenue specifically, or the business as a whole, and could in fact be confusing to investors.

Securities and Exchange Commission

Re: Telenav, Inc.

May 3, 2013

For example, using numbers of subscribers does not provide insight into the substantial decline in revenue from wireless carriers, as the paid subscriber count has tended to be growing or flat, rather than declining.

Although subscriber data provided insight into certain operating costs of the Company in the past, the Company no longer believes that disclosure of the number of subscribers metric is an indicative measure of the Company’s cost structure of licensed content offered on the Company’s navigation services since content costs are not directly related to the number of subscribers as they were historically. For example, content license costs can take the form of a flat fixed fee (where the content license fee is fixed even if there are incremental increases in the total number of end users), a fixed monthly fee per end user, a fixed fee per actual usage session by a user, a fixed monthly fee per subscriber, or no additional license fee per end user (“free services”) with revenue sharing to the content provider on the premium upsell opportunity.

10.	In connection with the comment above, please tell us whether paying end users and/or total end users as of the end of each period includes those end users who have signed up for a free trial period. If so, please tell us, as well as clarify in your disclosure, whether these end users have been accounted for as paying or “freemium” end users. In this regard, please also consider whether it would be appropriate for you to separately disclose the total number of trial end users at the end of each period.

In the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2012 and in prior quarters, the Company reported the number of paying end users and/or total end users. These reported metrics have not included end users who have signed up for a free trial period.

11.	Please refer to the comparative analysis of your results of operations for the three and six months ended December 31, 2012 and December 31, 2011. We note that you separately quantify the variances in the amounts reported on the face of your statements of operations for the quarterly period and the year-to-date period. However, your disclosure oftentimes does not include separate explanations/discussions of the reasons for the variances in the amounts reported for the quarterly and year-to-date periods. Furthermore, the lack of a separate discussion of the variances in amounts reported for the quarterly and year-to-date periods appears to contribute to the limited quantification of the impact of the factors that have resulted in such variances. For the reasons cited above, we believe that it would be appropriate for you to revise your MD&A disclosure to discuss the variances in the amounts reported for the quarterly period and year-to-date period on a separate basis. In this regard, your revised disclosure should include sufficient identification, quantification, discussion, and analysis of the factors contributing to the variances realized for each of those periods. Please revise your disclosure accordingly, or advise.

Securities and Exchange Commission

Re: Telenav, Inc.

May 3, 2013

Pursuant to a request for confidential treatment of supplemental materials, the Company is providing disclosures responsive to the Staff’s comment which will be included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013.

* * * * *

The Company has authorized us to also acknowledge the following to the Staff:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 320-4509. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Julia Reigel

Julia Reigel

Enclosures

cc:	Michael W. Strambi
Loren E. Hillberg, Esq.